Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of May 2007                         Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)


                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)


     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----          ----


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
               ----   ----


     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

          Natuzzi S.p.A. (NYSE: NTZ) Announces Consolidated
                 First Quarter 2007 Financial Results

                       1Q07 Financial Highlights


    --  Total Net Revenues Down by 18.3% at EUR 153.8 Million and
        Seats Sold Down by 17.0% Over 1Q06

    -- Operating Loss of EUR 7.9 Million, versus Operating Income of EUR 8.8 Million In 1Q06

    -- Net Losses at EUR 4.7 Million versus Net Earnings of EUR 6.8 Million in 1Q06


    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 23,
2007--The Board of Directors of Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Group'), the world's leading manufacturer of leather-upholstered furniture, today presented the consolidated financial statements for the quarter ended on March 31, 2007.

    NET SALES

    In the quarter ended on March 31, 2007, Natuzzi total net sales decreased by 18.3 percent at EUR 153.8 million from EUR 188.2 million reported for the first quarter of 2006. During the same quarter seats sold decreased by 17.0 percent with respect to one year ago.

    During the first quarter of 2007 upholstery net sales were at EUR
136.0 million, down 18.8 percent as compared to EUR 167.4 million reported for the same comparable period of last year. Other sales (principally living-room accessories and raw material produced by the Group and sold to third parties) decreased by 14.4 percent at EUR 17.8 million.

    In the three months ended on March 31, 2007, net sales in the Americas decreased on quarterly basis by 27.3 percent at EUR 46.4 million, by 14.4 percent in Europe at EUR 79.5 million, and by 5.6 percent at EUR 10.1 million in the rest of the world.

    During the first three months of 2007, total net sales to our chain of Divani & Divani by Natuzzi and Natuzzi Stores totaled EUR
28.3 million, down by 17.3 percent with respect to the first quarter of 2006. During the same period, six new Stores were opened (1 in UK, 1 in Belgium, 1 in Israel, 1 in Australia, 1 in China and 1 in the U.S.A.), whereas 1 store was closed in Italy, thus bringing the total number of stores at 283 as of March 31, 2007. At the same date there were 547 Natuzzi Galleries worldwide.

    Leather-upholstered furniture sales for the first quarter of 2007 were at EUR 120.0 million, decreasing by 16.3 percent with respect to EUR 143.4 million reported one year ago, and fabric-upholstered furniture sales were at EUR 16.0 million, down by 33.3 percent as compared with the same period of 2006.

    Net sales for the Natuzzi branded products decreased by 25.8 percent at EUR 81.0 million and sales for the Italsofa products by 5.7 percent at EUR 55.0 million over the first quarter 2006.

    GROSS & OPERATING RESULTS

    For the three-month period ended on March 31, 2007, the Group reported a gross profit of EUR 46.9 million, a 27.3 decrease from EUR
64.5 million in the first quarter of 2006. As a percentage of sales, gross margin decreased at 30.5 percent from 34.3 percent reported for the first quarter of last year mainly as a consequence of reduced production volumes. In the same period the Group had an operating loss of EUR 7.9 million, versus an operating income of EUR 8.8 million in last year comparable period.

    FOREX AND TAXES

    For the first quarter 2007, the Group reported a net foreign exchange gain of EUR 0.5 million, versus a net foreign exchange loss of EUR 0.5 million in the first quarter of last year.

    During the same quarter, the Group reported a deferred tax asset for EUR 1.1 million, as compared with income taxes of EUR 4.0 million for the same period of 2006.

    NET RESULT AND GROUP EARNINGS PER COMPANY'S SHARE

    For the quarter ended March 31, 2007, the Group reported net losses of EUR 4.7 million, or EUR 0.09 losses per share (ADR), versus net earnings of EUR 6.8 million, or EUR 0.12 earnings per share, in the first quarter of 2006.

    Ernesto Greco, Chief Executive Officer of the Group, commented "As previously anticipated, first quarter 2007 turnover performance was affected by the challenging business environment in all the major markets. In the US, the business level was even more depressed, as confirmed by other major players, mainly due to the low consumer confidence and to the sharp decline in the house trade. In addition to that, the top line was penalized by the minimal ending 2006 order backlog and by the unfavorable Euro exchange rates against major currencies. This challenging scenario still continues to have a negative effect on our performance: Year-to-date total order flow is down high-single digit as compared to the same period of last year and could affect the sales performance in the coming months.

    Furthermore, over the past months we have been experiencing also a price pressure in raw materials, leather in particular, that contributed to the quarterly gross margin decrease.

    Although the persistence of such tough business conditions, we remain committed in investing in the Natuzzi brand repositioning encouraged by the favorable acceptance of our new models presented during last international Milan fair. We are continuing the reorganization process of the retail activities as well as our ongoing restructuring process of our production to better match our cost structure with the pace of incoming orders."

    CONVERSION RATES

    The first quarter 2007 and 2006 dollar figures presented in this announcement were converted at an average noon buying rate of $1.3109 per EUR and $1.2033 per EUR, respectively.

    FIRST QUARTER 2007 TELECONFERENCE

    Pasquale Natuzzi, Chairman of the Board, Ernesto Greco, Chief Executive Officer, Filippo Simonetti, Chief Financial Officer, and Nicola Dell'Edera, Finance Director, will discuss financial results, followed by a question and answer session, in a teleconference at 10:00 a.m. New York time (3:00 p.m. London time - 4:00 p.m. Italian time) on Thursday May 24th, 2007.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.

    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents.

    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 124 stores, and 1 Natuzzi Store. Outside Italy, the Group sells to various furniture retailers, as well as through 158 licensed Divani & Divani by Natuzzi and Natuzzi Stores.

    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Group is ISO 9001 and 14001 certified.


    FORWARD-LOOKING STATEMENTS

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Group's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Group's filings with the Securities and Exchange Commission, particularly in the Group's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Group undertakes no obligation to update publicly any of them in light of new information or future events.


                   NATUZZI S.P.A. AND SUBSIDIARIES
Unaudited Consolidated Statement of Earnings for the quarters ended on March 31, 2007 and 2006 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)


                      ------------------------------------------------
                       Three months ended on  % Over     Percent of
                                                            Sales
                        31-Mar-07   31-Mar-06 (Under)  31-Mar- 31-Mar-
                                                          07      06
--------------------- ----------- ----------- -------- ------- -------
 Upholstery net sales      136.0       167.4   (18.8)%   88.4%   88.9%
          Other sales       17.8        20.8   (14.4)%   11.6%   11.1%
Total Net Sales            153.8       188.2   (18.3)%  100.0%  100.0%
--------------------- ----------- ----------- -------- ------- -------
            Purchases      (87.2)      (79.0)  (10.4)% (56.7)% (42.0)%
                Labor      (24.8)      (27.2)     8.8% (16.1)% (14.5)%
         Third-party
        Manufacturers       (4.0)       (5.6)    28.6%  (2.6)%  (3.0)%
  Manufacturing Costs       (7.7)       (7.9)     2.5%  (5.0)%  (4.2)%
     Inventories, net       16.8        (4.0)   520.0%   10.9%  (2.1)%
Cost of Sales             (106.9)     (123.7)    13.6% (69.5)% (65.7)%
--------------------- ----------- ----------- -------- ------- -------
Gross Profit                46.9        64.5   (27.3)%   30.5%   34.3%
--------------------- ----------- ----------- -------- ------- -------
     Selling Expenses      (43.4)      (46.5)     6.7% (28.2)% (24.7)%
         General and
      Administrative
             Expenses      (11.4)       (9.2)  (23.9)%  (7.4)%  (4.9)%
Operating Income
 (Loss)                     (7.9)        8.8  (189.8)%  (5.1)%    4.7%
--------------------- ----------- ----------- -------- ------- -------
 Interest Income, net        0.5         0.3              0.3%    0.2%
Foreign Exchange, net        0.5        (0.5)             0.3%  (0.3)%
    Other Income, net        1.1         2.2              0.7%    1.2%
Earnings (Losses)
 before taxes and
 minority interest          (5.8)       10.8  (153.7)%  (3.8)%    5.7%
--------------------------------- ----------- -------- ------- -------
         Income taxes        1.1        (4.0)             0.7%  (2.1)%
Earnings (Losses)
 before minority
 interest                   (4.7)        6.8  (169.1)%  (3.1)%    3.6%
--------------------- ----------- ----------- -------- ------- -------
    Minority Interest        0.0         0.0              0.0%    0.0%
Net Earnings (Losses)       (4.7)        6.8  (169.1)%  (3.1)%    3.6%
--------------------- ----------- ----------- -------- ------- -------
Group Earnings
 (Losses) per
 Company's Share           (0.09)       0.12
--------------------------------- ----------- -------- ------- -------
Average Number of
 Shares Outstanding*  54,824,227  54,738,538
--------------------------------- ----------- -------- ------- -------
(*) Net of shares
 repurchased


----------------------------------------------------------------------
Key Figures in U.S.                      Three months ended on
  dollars (millions)
                                     March 31, 2007    March 31, 2006
--------------------------------- -------------------- ---------------
Total Net Sales                        201.6            226.5
Gross Profit                            61.5             77.6
Operating Income
 (Loss)                                (10.4)            10.6
Net Earnings (Losses)                   (6.2)             8.2
Group Earnings
 (Losses) per
 Company's Share                       (0.12)            0.14
Average exchange rate
 (U.S. dollar per
 Euro)                                1.3109           1.2033
----------------------------------------------------------------------

                         GEOGRAPHIC BREAKDOWN

----------------------------------------------------------------------
                           Sales*                   Seat Units
                        Three months  % Over Three months ended% Over
                           ended on                  on
                         31-    31-   (Under)31-Mar-  31-Mar-  (Under)
                         Mar-   Mar-            07       06
                          07     06
======================================================================
Americas                 46.4   63.8  (27.3%)258,753  324,922  (20.4%)
            % of total   34.1%  38.1%           41.7%    43.5%
Europe                   79.5   92.9  (14.4%)320,083  379,159  (15.6%)
            % of total   58.5%  55.5%           51.6%    50.7%
Rest of the world        10.1   10.7   (5.6%) 41,266   43,071   (4.2%)
            % of total    7.4%   6.4%            6.7%     5.8%
----------------------------------------------------------------------
TOTAL                   136.0  167.4  (18.8%)620,102  747,152  (17.0%)
----------------------------------------------------------------------
* Expressed in millions of EUR

----------------------------------------------------------------------

                        BREAKDOWN BY COVERING

----------------------------------------------------------------------
                           Sales*                   Seat Units
                        Three months  % Over Three months ended% Over
                           ended on                  on
                         31-    31-   (Under)31-Mar-  31-Mar-  (Under)
                         Mar-   Mar-            07       06
                          07     06
======================================================================
Leather                 120.0  143.4  (16.3%)535,756  613,543  (12.7%)
            % of total   88.2%  85.7%           86.4%    82.1%
Fabric                   16.0   24.0  (33.3%) 84,346  133,609  (36.9%)
            % of total   11.8%  14.3%           13.6%    17.9%
Total                   136.0  167.4  (18.8%)620,102  747,152  (17.0%)
----------------------------------------------------------------------
* (Expressed in millions of EUR)

----------------------------------------------------------------------

                          BREAKDOWN BY BRAND

----------------------------------------------------------------------
                           Sales*                   Seat Units
                        Three months  % Over Three months ended% Over
                           ended on                  on
                         31-    31-   (Under)31-Mar-  31-Mar-  (Under)
                         Mar-   Mar-            07       06
                          07     06
=                       ====================================== =======
Natuzzi                  81.0  109.1  (25.8%)285,349  387,095  (26.3%)
            % of total   59.6%  65.2%           46.0%    51.8%
Italsofa                 55.0   58.3   (5.7%)334,753  360,057   (7.0%)
            % of total   40.4%  34.8%           54.0%    48.2%
TOTAL                   136.0  167.4  (18.8%)620,102  747,152  (17.0%)
----------------------------------------------------------------------
* (Expressed in millions of EUR)


                    NATUZZI S.P.A. AND SUBSIDIARIES
              Unaudited Consolidated Balance Sheet as of
  March 31, 2007 and December 31, 2006  (Expressed in millions of EUR)

                                                  31-Mar-07  31-Dec-06
 ---------------------------------------------------------------------
                      ASSETS
 Current Assets:
  Cash and cash equivalents                           123.6     128.1
  Marketable debt securities                            0.0       0.0
  Trade receivables, net                              108.3     119.3
  Other receivables                                    47.5      44.7
  Inventories                                         117.2     100.3
  Unrealized foreign exchange gains                     4.1       5.5
  Prepaid expenses and accrued income                   4.0       2.0
  Deferred income taxes                                10.4       7.5
 Total current assets                                 415.1     407.4
 ---------------------------------------------------------------------
 Non-Current Assets:
  Net property, plant and equipment                   246.3     246.3
  Treasury shares                                       0.0       0.0
  Other assets                                         18.0      18.7
  Deferred income taxes                                 2.3       2.3
 ---------------------------------------------------------------------
 TOTAL ASSETS                                         681.7     674.7
 ---------------------------------------------------------------------
  LIABILITIES AND SHAREHOLDERS' EQUITY
 Current Liabilities:
  Short-term borrowings                                11.7       3.8
  Current portion of long-term debt                     0.3       0.3
  Accounts payable-trade                               82.0      79.5
  Accounts payable-other                               23.5      22.5
  Accounts payable shareholders for dividends           0.6       0.6
  Unrealized foreign exchange losses                    0.0       0.0
  Income taxes                                          3.9       4.6
  Salaries, wages and related liabilities              21.9      21.7
 Total current liabilities                            143.9     133.0
 ---------------------------------------------------------------------
 Long-Term Liabilities:
  Employees' leaving entitlement                       35.1      35.3
  Long-term debt                                        2.4       2.4
  Deferred income taxes                                 0.0       0.0
  Deferred income for capital grants                   13.8      14.1
  Other liabilities                                    10.6      10.5
 ---------------------------------------------------------------------
 Minority Interest                                      0.6       0.6
 ---------------------------------------------------------------------
 Shareholders' Equity:
  Share capital                                        54.8      54.7
  Reserves                                             42.3      42.3
  Additional paid-in capital                            8.3       8.3
  Retained earnings                                   369.9     373.5
 Total shareholders' equity                           475.3     478.8
 ---------------------------------------------------------------------
 TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY           681.7     674.7
 ----------------------------------------------------------- ---------


                    NATUZZI S.P.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Cash Flows
      as of March 31, 2007 and 2006 (Expressed in millions of EUR)

                                                   31-Mar-07 31-Mar-06
                                                   --------- ---------
Cash flows from operating activities:
 Net earnings (losses)                                 (4.7)      6.8
 Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation and amortization                         7.2       7.6
  Employees' leaving entitlement                       (0.2)      0.2
  Deferred income taxes                                (3.0)     (0.8)
  Minority interest                                     0.0       0.0
  (Gain) loss on disposal of assets                     0.0       0.1
  Unrealized foreign exchange (losses) / gain           1.4      (5.4)
  Deferred income for capital grants                   (0.3)     (0.3)
 Change in assets and liabilities:
  Receivables, net                                     10.9      (1.7)
  Inventories                                         (16.8)      4.0
  Prepaid expenses and accrued income                  (2.0)     (2.0)
  Other assets                                         (2.8)     (0.5)
  Accounts payable                                      2.5      13.4
  Income taxes                                         (0.7)      1.3
  Salaries, wages and related liabilities               0.2      (1.5)
  Other liabilities                                     1.6       2.5

Total adjustments                                      (2.0)     16.9

NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES       (6.7)     23.7
-------------------------------------------------- --------- ---------

Cash flows from investing activities:
 Property, plant and equipment:
  Additions                                            (6.0)     (3.6)
  Disposals                                             0.2       0.0
 Government grants received                             0.0       0.0
 Marketable debt securities:
  Proceeds from sales                                   0.0       0.0
 Purchase of business, net of cash acquired             0.0       0.0
 Disposal of business                                   0.0       0.0
NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES       (5.8)     (3.6)
-------------------------------------------------- --------- ---------
Cash flows from financing activities:
 Long term debt:
  Proceeds                                              0.0       0.1
  Repayments                                            0.0       0.0
 Short-term borrowings                                  7.9       1.3
 Dividends paid to shareholders                         0.0       0.0
 Dividends paid to minority shareholders                0.0       0.0
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES        7.9       1.4
-------------------------------------------------- --------- ---------
 Effect of translation adjustments on cash              0.1       0.1
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS       (4.5)     21.6
-------------------------------------------------- --------- ---------
 Cash and cash equivalents, beginning of the year     128.1      89.7
CASH AND CASH EQUIVALENTS, END OF THE PERIOD          123.6     111.3
-------------------------------------------------- -------------------


    CONTACT: Natuzzi S.p.A.
             Investor Relations Dept.
             Tel.: +39-080-8820-812
             investor_relations@natuzzi.com
             or
             Corporate Press Office
             Tel.: +39-080-8820-124
             relazioni.esterne@natuzzi.com

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        NATUZZI S.p.A.
                                        (Registrant)


Date: May 23rd, 2007                    By: /s/ FILIPPO SIMONETTI
                                            ---------------------
                                            Filippo Simonetti